Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

SUPPLEMENTAL ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of MINISO Group Holding Limited (the “Company”) dated November 29, 2024 (the “Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

This announcement is to provide additional information in relation to the renewed Procurement of Cosmetics and Beauty Products Framework Agreement set out as follows.

PRICING POLICY

As disclosed in the Announcement regarding the pricing basis under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement, the price of the products shall be fair and reasonable and determined based on fair market rate of comparable cosmetics and beauty products, and our Company will assess its business needs for such cosmetics and beauty products and take into account a number of factors, including but not limited to the procurement price of such cosmetics and beauty products charged by Wow Colour Beauty and that offered by independent third-party suppliers for products of similar nature, and ensure that the terms the Group obtained from Wow Colour Beauty shall be fair and reasonable and on normal commercial terms or better.

The cosmetics and beauty products procured under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement are mainly third-party branded products. The Company will compare the procurement costs against the quotations obtained for similar product types and quality from other independent third party suppliers for assessing whether such products are fairly priced before making the procurement decisions. In addition, certain brands would provide guideline sale price or require a fixed retail price or price range for their respective products. As such, there is a certain degree of transparency of pricing arrangement for these branded products in the market. With such guideline sale price or fixed retail price, our Company can then evaluate the profit margin for each of the products based on the procurement costs before making the procurement decisions.

BASIS FOR THE ANNUAL CAPS

As disclosed in the Announcement, the annual caps for the renewed Procurement of Cosmetics and Beauty Products Framework Agreement were determined with reference to (i) the existing agreements and the amount of products and transaction volume for products sourced by the Group from Wow Colour Beauty; (ii) the expected demand of the Group for the relevant cosmetics and beauty products based on its business needs, which would require the Group to procure a large amount of third-party branded cosmetics and beauty products in the remainder of 2024; and (iii) the anticipated growth of the third-party branded cosmetics and beauty products for the coming year in 2025 in light of the strategic development of the Group, whereas the Group will continue to explore and establish other procurement channels for different types of cosmetics and beauty products. Therefore, the level of transaction amounts for products sourced from Wow Colour Beauty is expected to remain stable from 2025 onwards.

In November 2024, in response to the growing demand for cosmetics and beauty products with renowned brands, our Company has adopted a new business strategy to capture this market trend and intends to increase the third-party branded cosmetics and beauty products, taking into account the historical transaction amount of the sale of cosmetic and beauty products by the Company. Therefore, our Company has decided to source these products for the third-party brands commencing from late 2024 to satisfy such market demand in preparation for the coming year in 2025, as reflected in the proposed annual cap for 2024 which is a significant increase from the historical transaction amount of approximately RMB46,000 for the first ten months in 2024.

The aforementioned strategy on cosmetics and beauty products is expected to continue in the upcoming years in 2025 and 2026, and transaction amounts are expected to increase at a steady rate in view of the anticipated growth of the overall gross merchandise value of the Group. As disclosed in the Announcement, the Group expects to build connections with the third-party brands and procure directly from those brands once such channels have been established. Hence, the expected transaction amounts for products sourced from Wow Colour Beauty is expected to remain relatively constant in 2026, taking into account our Company will start procuring from other independent channels.

For the foregoing reasons, the Directors (including the independent non-executive Directors) are of the view that the terms of and the annual caps in relation to the relevant transactions are on normal commercial terms and fair and reasonable and the entering into of the renewed Procurement of Cosmetics and Beauty Products Framework Agreement is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

INTERNAL CONTROL

Our Company has in place internal control measures to monitor the product procurement process and manage the continuing connected transactions and annual caps under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement, amongst others:

(i)	we have a dedicated product selection business committee to evaluate the shortlisted products and suppliers to assess their product type, quality and procurement cost before making final procurement decisions which will also take into account the market trend, our overall business development strategy and other commercial factors from time to time, and the decision-making process will not be centralized in certain individuals;

(ii)	for each shortlisted product, we have dedicated personnel to compare the fee quotes from at least two independent suppliers that supply products of similar type and quality, and negotiate the contractual terms with those suppliers in order to ensure that the products we procure are priced at a fair and reasonable cost, and in the case where connected persons are involved, to confirm that the procured products are of no less favourable terms that those provided by other independent suppliers;

(iii)	regular checks will be conducted to review and assess whether the relevant continuing connected transactions are conducted in accordance with the terms of the renewed Procurement of Cosmetics and Beauty Products Framework Agreement and the price charged for a specific transaction is fair and reasonable and in accordance with the aforesaid pricing policy;

(iv)	the finance department of the Company will closely monitor and record the actual transaction amounts of the continuing connected transactions under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement, on a monthly basis, to ensure that the annual caps will not be exceeded; and

(v)	the independent non-executive Directors will conduct an annual review (which is subject to the annual review and disclosure requirements under the Listing Rules) to confirm that the transactions under the renewed Procurement of Cosmetics and Beauty Products Framework Agreement are (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and (c) in accordance with the renewed Procurement of Cosmetics and Beauty Products Framework Agreement, the terms of which are fair and reasonable as well as in the interests of the shareholders as a whole.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, December 20, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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